September 27, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, NE

Washington, D.C., 20549

Re:	Top Wealth Group Holding Limited (the “Company”)
Registration Statement on Form F-1, as amended (File No. 333-282302)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AC Sunshine Securities LLC, as the placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:15 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ortoli Rosenstadt LLP, request by telephone that such Registration Statement be declared effective.

Very truly yours,

AC Sunshine Securities LLC

By:	/s/ Ying Cui
Name:	Ying Cui
Title:	Chief Executive Officer

cc:	Laura Hemmann, Esq.
iTKG Law LLC